SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

893617-20-9

(CUSIP Number)

Steven C. Metzger

3626 N. Hall Street, Suite 800

Dallas, Texas 75219

(214) 740-5030

(214) 224-7555 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

 CUSIP No. 893617-20-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Bradford A. Phillips

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

PF and OO

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

USA

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

-0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

IN

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2

 CUSIP No. 893617-20-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Clifton Phillips

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

PF and OO

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

USA

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

-0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

IN

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3

 CUSIP No. 893617-20-9

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Ryan Phillips

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(b) . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3) SEC Use Only . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

PF and OO

4) Source of Funds (See Instructions) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

USA

6) Citizenship or Place of Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

7)       Sole Voting Power ..............................................................................................

Number of          ___________________________________________________________________________

Shares

-0-

Beneficially        8)       Shared Voting Power ..........................................................................................

Owned by          ___________________________________________________________________________

Each Reporting

-0-

Person With      9)       Sole Dispositive Power .......................................................................................

___________________________________________________________________________

-0-

10)     Shared Dispositive Power ...................................................................................

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .. . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-0-

13) Percent of Class Represented by Amount in Row (11) .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

IN

14) Type of Reporting Person (See Instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

. . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Transcontinental Realty Investors, Inc., a Nevada corporation (the “Issuer” or “TCI”), and is being filed in an abundance of caution with the Securities and Exchange Commission (the “Commission”) by the persons described in Item 2 below, who are indirectly related to and associated with, but not acting in concert with, the present principal stockholder of the Issuer. The principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange (“NYSE”). The CUSIP number of the Shares is 893617-20-9.

This Statement is being filed in an abundance of caution to disclose that the individuals and/or their respective entities named below may, in the future, purchase, hold and/or subsequently sell Shares depending upon market circumstances and their collective and individual investment objectives and desires, independent of Shares acquired, held or sold by any other stockholder, including, but not limited to, entities owned or controlled by the May Trust, of which two of the individuals listed below are, in addition to their siblings, beneficiaries. Each of the individuals listed below is an adult son of the late Gene E. Phillips, deceased, one of the settlors of the May Trust and of the Gene E. Phillips Children’s Trust.

Item 2. Identity and Background

(a)-(c) and (f) This Statement is filed on behalf of (i) Bradford A. Phillips (“B. Phillips”), who is the Chief Executive Officer and Chairman of LBL Group of Insurance Companies and whose principal executive offices are located at 1605 LBJ Freeway, Suite 700, Dallas, Texas 75234, (ii) Clifton Phillips (“C. Phillips”), who is the President of Roundstone Development, LLC, a Dallas, Texas developer of affordable housing projects in Arkansas, Florida, Mississippi and Texas, with its principal executive offices located at 1603 LBJ Freeway, Suite 860, Dallas, Texas 75234, and (iii) Ryan Phillips (“R. Phillips”), President of Signature Asset Management, Inc., a Dallas, Texas owner and developer of commercial office space, which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. B. Phillips, C. Phillips and R. Phillips are brothers; their three families and C. Phillips and R. Phillips are also beneficiaries of the May Trust and are among the owners of shares of May Realty Holdings, Inc. B. Phillips is also a Director [one of six] (since March 11, 2021) of the Issuer and of American Realty Investors, Inc., a Nevada corporation (“ARL”). The majority of the Shares is owned and held by ARL. B. Phillips, C. Phillips and R. Phillips might be deemed to constitute a “person” within the meaning of Section 13(d) of the Act, as amended, because they are brothers who may have similar investments (although not shared by the three) and they intend to trade Shares and may hold together and ultimately sell Shares but not divide the resulting funds among them; that is, they may make similar investments in Shares, but all purchases and/or sales will be for their own respective individual account. Each of B. Phillips, C. Phillips and R. Phillips is a citizen of the United States of America.

(d)-(e)       During the last five years, none of B. Phillips, C. Phillips or R. Phillips (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order in joining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No funds have been utilized as of the date of this Statement, but all purchases of any securities will be purchased for cash from the personal funds of each of B. Phillips, C. Phillips and R. Phillips. Purchases are likely to be made through brokerage accounts which have margin availability.

5

Item 4. Purpose of Transaction

The purpose or purposes of any acquisition of securities of the Issuer will be for investment. None of B. Phillips, C. Phillips or R. Phillips has any present plans or proposals which would result in such person seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, none of B. Phillips, C. Phillips or R. Phillips has any present plans or proposals which would relate to or would result in:

(a)       the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that any or all of B. Phillips, C. Phillips and R. Phillips may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion of any or all of the securities of the Issuer then held by such person; or

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)       a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d)       any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of term of directors or fill any existing vacancies on the Board; or

(e)       any material change in the present capitalization or dividend policy of the Issuer; or

(f)       any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; or

(g)       changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; or

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)       According to the latest information available from the Issuer, as of May 13, 2022, the number of issued and outstanding Shares was believed to be 8,639,318. As of July 27, 2022, no Shares are owned directly or beneficially by any of B. Phillips, C. Phillips or R. Phillips. C. Phillips and R. Phillips are beneficiaries of the May Trust. The beneficiaries of the May Trust, R. Phillips, and the families of B. Phillips and C. Phillips own the controlling interest of May Realty Holdings, Inc., a Nevada corporation, which, in turn, owns 100% of Realty Advisors, Inc., a Nevada corporation (“RAI”). RAI, together with its

6

wholly owned subsidiaries, owns directly and beneficially approximately 90.82% of the issued and outstanding shares of Common Stock of ARL, which, in turn, together with its subsidiaries, owns approximately 85.58% of the Shares; however, none of B. Phillips, C. Phillips or R. Phillips holds the present right to require distribution of any of such Shares to any of such individuals, nor does any of B. Phillips, C. Phillips or R. Phillips have any voting or dispositive power over any Shares owned by ARL.

(b)       Each of B. Phillips, C. Phillips and R. Phillips will hold any Shares individually and does not intend to share voting and/or dispositive power over any Shares acquired in the future; Shares purchased will be for each person’s own individual account, and while they may be holding at the same time, any investment decisions on purchase or sale are to be individual decisions; there is no agreement to share profits or losses.

(c)       During the 60 calendar days ended July 27, 2022, none of B. Phillips, C. Phillips or R. Phillips engaged in any transaction in the Shares or any other equity interest derivative thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except that the three individuals will be acting on behalf of each other and for each other with respect to all securities investments, including any investments in the Shares, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies to which any of B. Phillips, C. Phillips or R. Phillips is a party.

Item 7. Material to be Filed as Exhibits

None.

7

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: July 27, 2022

/s/Bradford A. Phillips	/s/Clifton Phillips
Bradford A. Phillips, individually	Clifton Phillips, individually

/s/Ryan Phillips
Ryan Phillips, individually